UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52032

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Commerce One Financial, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6800 Jericho Tpke., Suite 104W
(No. and Street)

Syosset	**New York**	**11797-4401**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Jennings	**516-227-2277**	tjennings@commerceonefinalcial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	**Hamilton**	**NJ**	**08691**
(Address)	(City)	(State)	(Zip Code)

12-17-2024	**7259**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Jennings, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commerce One Financial, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDA M FEINGLASS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FE6061612
Qualified in Suffolk County
Commission Expires July 16, 2027

Signature:

Title: CCO

Notary Public March 19, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commerce One Financial, Inc.
(SEC I.D. No. 8-52032)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholder
Commerce One Financial, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Commerce One Financial, Inc. as of December 31, 2025, and the related statements of income, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Commerce One Financial, Inc. as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commerce One Financial, Inc.'s management. My responsibility is to express an opinion on Commerce One Financial, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Commerce One Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Commerce One Financial, Inc.'s financial statements.

The supplemental information is the responsibility of Commerce One Financial, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Commerce One Financial, Inc.'s auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 26, 2026

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$ 9,978	
Accounts receivable from clearing organization	125,438	
Property and equipment, at cost, less accumulated depreciation and amortization of $8,899	-	
Operating lease right-of-use asset	27,738	
Security deposit	8,081	
TOTAL ASSETS		$ 171,235

LIABILITIES AND SHAREHOLDER EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 34,524	
Operating lease liability	30,899	
Total Liabilities		$ 65,423

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Additional paid-in-capital	183,180	
Accumulated Deficit	(92,368)	
Total Shareholder Equity		105,812
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		$ 171,235

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Income		
Commission income	$ 1,519,339	
Interest, dividends and other income	43,925	
Total income		$ 1,563,264
Expenses		
Officer's and employees' compensation and benefits	362,538	
General and administrative expenses	77,651	
Professional fees	38,807	
Rent and occupancy	56,688	
Clearing and execution fees	47,132	
Communications	25,975	
Licenses and registration	28,082	
Total expenses		636,873
Net Income		$ 926,391

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Shares	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - January 1, 2025	100	$ 15,000	$ 183,180	$ (70,569)	$ 127,611
Distributions		-	-	(948,190)	(948,190)
Net income		-	-	926,391	926,391
Balance - December 31, 2025	100	$ 15,000	$ 183,180	$ (92,368)	$ 105,812

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 926,391
Adjustments to reconcile net income to net		
cash provided by operating activities		
Changes in assets and liabilities:		
Due from clearing organization	6,970	
Accounts payable and accrued expenses	13,697	
Total adjustments		20,667
Net cash provided by operating activities		947,058
CASH FLOWS FROM INVESTING ACTIVITIES		
Operating lease right-of-use asset		53,677
Operating lease liability		(58,780)
Net cash used by investing activities		(5,103)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(948,190)
Net cash used by financing activities		(948,190)
NET DECREASE IN CASH		(6,235)
CASH - BEGINNING		16,213
CASH - END		$ 9,978

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:		
Interest		$ 967
Income taxes		$ 1,000

1.   DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Jericho, New York and derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges.

2.   SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash in bank deposit accounts and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. There were no cash equivalents at year-end.

OPERATING LEASE ASSETS/LIABILITY

The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 9, Commitments and Contingencies, for more discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OPERATING LEASE ASSETS/LIABILITY (CONTINUED)

payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable from clearing organization and accounts payable for which carrying values approximate fair values due to the short maturities of those instruments.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2025.

The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, the Company's income or loss and credits will be passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Recently issued guidance by the FASB on Uncertainty in Income Taxes has no effect on the Company's financial statements principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files a U.S. federal income tax return and state income tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2022 are subject to examination by the relevant taxing authorities.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of the assets. Management has elected to write off the entire amount using accelerated depreciation in accordance with IRC section 179.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2025, the Company was not exposed to such risk.

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2025, the Company was not exposed to such risk.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $97,731 which was $92,731 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .3533 to 1.00.

4.   RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required. The Company's clearing agent agreement requires that the Company maintain a collateral deposit of $25,000. The collateral deposit balance as of December 31, 2025 is $25,496 and is included in the receivable.

5.   PROPERTY, EQUIPMENT AND DEPRECIATION

Major classes of property and equipment consist of the following:

	estimated useful life-years		
Furniture, fixtures, equipment, and leasehold improvements	5-7 years	$	8,899
Less: Accumulated depreciation and amortization			8,899
Net property and equipment		$	0

6.   401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, to their retirement accounts, which become fully vested immediately. The Company may, at its discretion, make a matching or a profit sharing contribution. Matching and profit sharing contributions are vested gradually over a five-year period at the rate of 20% a year. For the year ended December 31, 2025, the Company made no matching or profit sharing contributions.

7.   LITIGATION

The Company is from time to time subject to litigation incidental to the conduct of business. As of the date of these financial statements there is no known litigation.

8.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASE – FASB ASC 842

The Company is obligated under a non-cancelable operating lease for office space in New York expiring June 30, 2026.

Lease expense	$ 55,996
Other information	
Operating cash flows from operating leases	56,688
Weighted-average remaining lease term in years for operating leases	3.50
Weighted-average discount rate for operating leases	4.00%

Maturity Analysis	
2026-12	$ 31,158
Total undiscounted cash flows	31,158
Less: present value discount	(260)
Total lease liabilities	$ 30,898

CONTINGENCIES

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. At December 31, 2025, the Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

9.   BROKER DEALER – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of one class of service which is agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

COMMERCE ONE FINANCIAL, INC.
SUPPLEMENTAL INFORMATION
AS OF DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from the statement of financial condition	$	105,812
Less: Non-allowable assets		8,081
Net Capital	$	97,731

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	5,000
6-2/3% of Aggregate indebtedness	$	2,302
Net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	92,731
Net capital, less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	91,731
Ratio: Aggregate indebtedness to net capital		.3533 to 1.00

COMMERCE ONE FINANCIAL, INC.
SUPPLEMENTAL INFORMATION
AS OF DECEMBER 31, 2025

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2025	$ 127,611
Distributions to shareholder for year ended December 31, 2025	(948,190)
Net income for the year ended December 31, 2025	926,391
Total ownership equity – December 31, 2025	105,812
Less: Non-allowable assets	8,081
Audited net capital	97,731
Net capital per Focus Report Part IIA	97,731
Difference	$ 0

Confidential Treatment Requested per Rule 17A-5(e)(3)

**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2025**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule, and for the year ended December 31, 2025, the Company was in compliance with the conditions of the exemptions.

Ferrara CPA

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholder
Commerce One Financial, Inc.

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Commerce One Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commerce One Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Commerce One Financial, Inc. stated that Commerce One Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commerce One Financial, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commerce One Financial, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
February 26, 2026

COMMERCE ONE FINANCIAL, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025

Commerce One Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

I, Thomas Jennings, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Commerce One Financial, Inc.

By: ____________________

President

February 26, 2026